September 4, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	James Giugliano
Suying Li
Rebekah Reed
Taylor Beech

Re:	Delixy Holdings Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted July 25, 2024
CIK No. 0002025218

Dear Mr. Giugliano, Ms. Li, Ms. Reed and Ms. Beech:

This letter is in response to your letter on August 14, 2024, in which you provided comments to Amendment No. 1 to the Draft Registration Statement on Form F-1 of Delixy Holdings Limited (the “Company”) filed with the U.S. Securities and Exchange Commission on July 25, 2024 (“Amendment No. 1 to the Draft Registration Statement”). On the date hereof, the Company has submitted an Amendment No. 2 to the Draft Registration Statement on Form DRS/A2 (“DRS/A2”). We set forth below in bold the comments in your letter relating to Amendment No. 1 to the Draft Registration Statement followed by our responses to the comments.

Amendment No. 1 to the Draft Registration Statement on Form F-1 submitted July 25, 2024

Risk Factors

Risks Related to Our Business and Industry, page 9

1.	Please add a risk factor to discuss the geographical concentration of customers and suppliers upon which you depend, namely within the PRC, and identify related material risks. In this regard, we note from your response to prior comment 18 that in 2023, 87.2% of revenues were derived from customers in the PRC, and at page 10 you state that if any of the “top three customers” who accounted for this 87.2% of your 2023 revenues were to cease business with you, it could have a “material adverse effect on the Company’s financial condition and results of operations.” We further note that 57.5% of products were sourced from suppliers in the PRC in 2023 and that you “generally procure [oil- based products] from suppliers in the [PRC].” Address risks specific to working with a majority of customers and suppliers based in the PRC, including any direct or indirect impacts of the regulatory environment in China and the legal and operational risks and uncertainties that China-based entities face. For example, acknowledge that the Chinese government has significant oversight and discretion over the conduct of businesses of entities based in China and could intervene or influence their operations at any time, and explain whether this could in turn limit these customers’ and suppliers’ ability to continue conducting business with you.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the risk factors section and included the risk factor “We are reliant on customers and suppliers located within the PRC” at page 10 of the DRS/A2 to disclose the legal and operational risks that our key customers or suppliers in the PRC face and that changes in the regulatory environment in the PRC could limit their ability to continue conducting business with us, which could in turn have a material adverse impact on our business, financial condition and results of operations.

We are dependent on our transport providers for the transport of our products, page 11

2.	We note your explanation regarding regulations applicable to the transport and storage of crude oil provided in response to prior comment 9. Please include comparable disclosure in the prospectus in order to contextualize your statement that you are “not liable for the satisfaction of such regulations...by such third-party transport providers.”

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the risk factor “We are dependent on our transport providers for the transport of our products” at page 11 of the DRS/A2 to provide an explanation to our statement that we are not liable for the satisfaction of such regulations and requirements by such third-party transport providers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

3.	We note your response to prior comment 3 and disclosure in your risk factors regarding the impacts of Russia’s invasion of Ukraine. Please further elaborate on whether there are any known remaining anticipated impacts to your business. In this regard, we note that your disclosure primarily discusses historical impacts in fiscal 2022 and fiscal 2023.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the risk factor “Our inability to predict accurately market demand may affect our business operations and financial performance” at page 12 of the DRS/A2 to disclose that as of the date of this prospectus, global oil supply and oil prices have since stabilized, and we do not anticipate any further significant impacts from the ongoing Russia-Ukraine conflict. However, should there be new developments in the Russia-Ukraine conflict, such as further escalations or additional sanctions, these could lead to renewed volatility in global oil supply and oil prices, thereby potentially impacting our business operations and financial performance.

Similarly, we have revised the risk factor “Our business is subject to supply chain interruptions” at page 17 of the DRS/A2 to disclose that as of the date of this prospectus, the global oil market and demand for oil have since stabilized, and we do not anticipate any further significant impacts from the ongoing conflict. However, should there be new developments in the Russia-Ukraine conflict, such as further escalations or additional sanctions, these could lead to renewed volatility in the global oil market and a potential decrease in demand for our crude oil and oil-based products.

Business

Our Competitive Strengths

We have the financial capability to provide our customers with financing..., page 63

4.	We note your response to prior comment 2, particularly that short term credit facilities have been available to you “from time to time.” Because you refer to “short term loan facilities available to the Group,” we reissue the request for clarification as to whether you have contractual arrangements with respect to loan facilities at this present time. If not, please clearly state as much, and if so, please provide additional information about the material terms of such facilities, or tell us why such disclosure is not required. Make conforming revisions where you discuss using short term loan facilities to extend credit terms to customers in the prospectus summary.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the “Liquidity and Capital Resources” section under the MD&A at page 40 of the DRS/A2 to disclose the material terms of our short term credit facilities.

Regulatory Environment, page 71

5.	We note your response to prior comment 10 and reissue. For each regulation discussed, please also disclose the material effects of the regulation upon your business as required by Item 4.B.8 of Form 20-F. In this regard, your added statement that these regulations have “no material effects” is inconsistent with their affirmative identification in this section as “the main laws and regulations...that we anticipate may materially affect our operations...” Explain, for example, what you must do to remain in compliance with each regulation or why you fall into an exemption from the regulation, as you have done for certain of the regulations in your response letter.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the Regulatory Environment section to state that the regulations which we have identified are those which are relevant to our operations. Additionally, we have provided further clarification on our compliance with the regulations as identified. We believe that the Regulatory Environment section as amended provides sufficient disclosure on the requirements for maintaining compliance with each regulation, or why we fall into the relevant exemptions.

Principal and Selling Shareholders, page 87

6.

Please explain why you characterize Tran Tieu Cam as an “Independent Third Party,” or revise the disclosure in this section accordingly. In this regard, we note that Novel Majestic is identified as a greater than 5% shareholder prior to the initial public offering, and the definition of “Independent Third Party” at page vii includes any person who “is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner.”

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the Principal and Selling Shareholders section at page 88 of the DRS/A2 to disclose that Ms. Tran is not an Independent Third Party as Novel Majestic will hold 18.62% of the Company’s issued share capital before the offering.

7.	We note from your response to prior comment 19 that the controlling owners of the Resale Shareholders and Novel Majestic have served in various consulting and advisory roles with the company. Please explain your consideration of disclosing such relationships as “position[s], office[s] or other material relationship[s]...within the past three years with the company...” here or at page Alt-2, as appropriate, pursuant to Item 9.D of Form 20-F. In this regard, it appears that certain of Selling/Resale Shareholders are receiving their shares to be included in the primary and resale offerings as consideration for services they have provided to the company.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the Principal and Selling Shareholders section at page 88 and the Resale Shareholders section at page Alt-2 of the DRS/A2 to disclose the services provided to the company by the controlling owners of Novel Majestic and the Resale Shareholders respectively.

Related Party Transactions, page 89

8.	We note your response to prior comment 13 and reissue in part. Please file any related party agreements required pursuant to Item 601(b)(10) of Regulation S-K as exhibits to the registration statement, or tell us why it is not required. For example, it appears that the loan agreement with Mega Origin entered into January 1, 2024 should be filed pursuant to Item 601(b)(10)(ii)(A).

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have filed the loan agreement entered into between Delixy Energy and Mega Origin dated January 1, 2024 as exhibit 10.10 and the sale and purchase agreement entered into between the Company and Wisecome Oil Pte. Ltd. as exhibit 10.11.

Consolidated Statements of Cash Flow, page F-6

9.	We note your response to prior comment 16 in which you assert the interest income presented under investing activities pertains to interest received from bank fixed deposits, which are not related to your operations, and are therefore interest income under investing activities in accordance with ASC 230-10-45-16. We do not agree with your conclusion. Income from bank deposits, fixed or otherwise, are not investing activities either as enumerated in ASC 230-10-45-12 or as Investing Activities defined in the FASB Codification Master Glossary. Please modify your presentation or tell us why you believe your current presentation is appropriate.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosures pertaining to the presentation of interest income in the cash flow statements to be reflected in operating activities rather than investing activities in accordance with ASC 230-10-45-16. Accordingly, we have modified our presentation at pages 35, 41 and F-6 of the DRS/A2 to reflect these new presentations.

General

10.	Please provide us with additional explanation as to why you are registering the resale offering at this time, particularly in light of the fact that the Resale Shares will be issued as part of the Group restructuring, which will be completed in connection with the primary offering. Your response to prior comment 19 states that the number of resale shares was determined “by reference to services provided and/or to be provided...and the number of shares held by the Resale Shareholders,” but it remains unclear as a threshold matter why the resale offering is being registered concurrently with but separate from the primary offering. Additionally, please provide more detail regarding the number of shares or percentage ownership of the holding company to be issued to each of the Resale Shareholders and Novel Majestic. In this regard, we note that the pre-IPO ownership of Cosmic Magnet and Rosywood Holdings (i.e., 4.90% each) will align with their early 2023 investment in Delixy, but it is unclear how the anticipated ownership percentages of Golden Legend and Novel Majestic were determined.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the Resale Shares are being registered for resale at the time of the offering in order to provide the Resale Shareholders with the opportunity to sell their shares at their earliest convenience after the initial public offering, when demand and liquidity for the Company’s shares is expected to be highest. We will highlight that the shares obtained by the Resale Shareholders are consideration for the services rendered and pre-IPO investment provided by the Resale Shareholders to the Company, and we believe it would therefore be reasonable and appropriate to allow them to sell their shares at such time. However, we acknowledge that there is a need to balance the interests of providing the Resale Shareholders with a convenient exit opportunity, while also protecting and prioritizing the interests of public shareholders subscribing to the IPO. As such, despite the Resale Shares being registered for resale at the time of the offering, the Resale Shares are subject to a 30 days lock up period in order to give public shareholders subscribing to the IPO the opportunity to sell their shares in priority to those of the Resale Shareholders.

The Resale Shares are being registered concurrently with, but separately from, the primary offering because the primary offering is fully underwritten by the underwriter, whereas the Resale Shares are not. This structure ensures that the underwriter will fully underwrite the shares in the primary offering and avoids placing pressure on the underwriter to undertake a bigger offering than what was commercially agreed with the Company.

The number of shares to be issued to the Resale Shareholders has not been finalized and is subject to the final offering structure which may involve a forward split of shares. However, the percentage of shares held by them before the offering is expected to be as follows:-

(i)	Cosmic Magnet:	4.90%
(ii)	Rosywood Holdings:	4.90%
(iii)	Golden Legend:	3.34%

The percentage of shares to be held by Novel Majestic before the offering is 18.62%.

The anticipated ownership percentages of Golden Legend and Novel Majestic were determined based on the services provided by them to the Group over the years.

Mr. Chor Chung Heong, the ultimate beneficial owner of Golden Legend Ventures Limited, had been an adviser to Delixy Energy Pte. Ltd., the wholly-owned subsidiary of the Company, as to corporate finance matters within the three years before the date of the prospectus. Mr. Chor Chung Heong is also an adviser to the Company for this IPO exercise and has been instrumental to the process. He is the key person communicating with the Company and coordinating the activities of all professional advisers involved in the process. In arriving at the advisory fee attributable to Mr. Chor Chung Heong which is 3.34% of the total issued shares of the Company prior to the offering, Mr. Xie had considered Delixy Energy Pte. Ltd.’s audited net asset value of approximately US$11.9 milllion as at December 31, 2022. The implied value of Mr. Chor Chung Heong’s advisory fee was estimated to be approximately US$400,000 at the time of engagement of Mr. Chor Chung Heong as an adviser.

Ms. Tran Tieu Cam, the ultimate beneficial owner of Novel Majestic, has provided services to the Group since 2018 by introducing leads and contacts to the Group. Since 2018, the referrals provided by Ms. Tran have contributed on average approximately US$400,000 in gross profit annually to the Group. These business transactions also enhanced the profile of the Group. Ms. Tran was not compensated throughout the years for her referrals. As compensation for her contributions to the Group, which were considered to be similar to those typically made by a partner, Mr. Xie agreed with Ms. Tran to allot certain shares in the Group to her should the Group decide to pursue liquidity events or fund raising exercises, such as an IPO. In determining the number of shares to allot to Novel Majestic, which represents 18.62% of the total issued shares of the Company prior to the offering, Mr. Xie considered Delixy Energy Pte. Ltd.’s audited net asset value of approximately US$11.9 million as at December 31, 2022. The implied value of the contributions of Ms. Tran was estimated to be approximately US$2.2 million at that time (or approximately US$400,000 over a period of six years from 2018 to 2024). Novel Majestic is a Selling Shareholder in order for Ms. Tran to liquidate a portion of her shares in light of the IPO in tandem with Mr. Xie (through Mega Origin) as compensation for her contributions to the Group over the years. Importantly, Novel Majestic is not a Resale Shareholder and the shares held by Novel Majestic (other than those sold as a Selling Shareholder in the offering) are subject to a 180 days lock up period.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

Delixy Holdings Limited

/s/ Xie, Dongjian
Name:	Xie, Dongjian
Title:	Chairman and Chief Executive Officer

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